UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 934

For the fiscal year ended December 31, 2010
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17071

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation

Retirement Income and Savings Plan

EIN 35-1544218     PN 002

Accountants’ Report and Financial Statements

December 31, 2010 and 2009

First Merchants Corporation

Retirement Income and Savings Plan

December 31, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2

Statements of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions 16

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 17

Report of Independent Registered Public Accounting Firm

Audit and Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
Muncie, Indiana

We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  The Plan's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan  as of December 31, 2010, and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Indianapolis Indiana
June 23, 2011

Federal Employer Identification Number:   44-0160260

First Merchants Corporation

Retirement Income and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

Assets
	2010	2009
Investments, at fair market value
Common Stock	$1,070,093	$533,127
Mutual Funds	46,048,029	37,625,582
Collective Investment Fund	3,383,610	2,993,325
Money Market Funds	4,037,108	4,545,153
Total Investments	54,538,840	45,697,187

Receivables
Accrued Income	127,471	29,997
Employer Contributions	1,637,034	1,805,633
Participant Loans	1,087,379	2,488
Total Receivables	2,851,884	1,838,118

Cash	6,776	3,210

Total Assets	$57,397,500	$47,538,515

Liabilities
Excess Contributions Refundable	$74,877	$-

Net Assets Available for Benefits, at Fair Market Value	$57,322,623	$47,538,515

Adjustment from fair value to contract value
for interest in collective investment fund relating
to fully benefit-responsive investment contracts	$(111,402)	$(79,335)

Net Assets Available for Benefits	$57,211,221	$47,459,180

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Investment Income
Net Appreciation in fair value of investments	$5,450,409	$6,369,861
Investment Interest and Dividends	997,839	844,214
Net Investment Income	6,448,248	7,214,075

Interest Income From Notes Receivable from Participants	41,315	800

Contributions
Participants	3,162,365	3,336,361
Employer	2,745,642	2,994,554
Rollovers	481,971	58,643
Other Contributions	-	345
Total Contributions	6,389,978	6,389,903
Total Additions	$12,879,541	$13,604,778

Deductions
Benefits Paid to Participants	3,127,500	4,291,107
Other Expenses	-	30
Total Deductions	$3,127,500	$4,291,137

Net Increase	9,752,041	9,313,641

Net Assets Available for Benefits, Beginning of Year	47,459,180	38,145,539

Net Assets Available for Benefits, End of Year	$57,211,221	$47,459,180

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1:	Description of Plan

The following description of First Merchants Corporation Retirement Income and Savings Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  First Merchants Trust Company, a division of First Merchants Bank, N.A. is the trustee and recordkeeper of the Plan.  Fidelity is the custodian for a majority of the Plan’s assets.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 75% of eligible compensation up to the maximum allowed by law.  Employee rollover contributions are also permitted.  The Plan also accepts Roth elective deferrals made on behalf of participants.

Prior to March 1, 2005, the Corporation made matching contributions of its employees’ salary deferral amounts of 25% of the first 5% of employees’ eligible compensation for all participating employees.  After March 1, 2005, the matching contribution described above is the only type of employer contribution granted to grandfathered participants who are at least age 55 and credited with at least ten years of service at February 28, 2005.  The remaining participants may receive three different types of employer contributions.  The Corporation’s contributions are as follows:

•
Retirement security contributions:  range from 2% to 7% of pay based on years of continuous service.  The participant must have 1,000 hours of service and be employed at the end of the Plan year.  Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the Retirement Security Contribution.

•	Matching contributions: 50% of the first 6% of employees’ eligible compensation for all participating employees.

•
Transition contributions:  3% of eligible compensation for all participants who are at least age 45, credited with at least ten years of service at February 28, 2005 and were participating in the Corporation’s defined-benefit plan at February 28, 2005. The participant must have 1,000 hours of service and be employed at the end of the Plan year. This contribution was only applicable through the 2009 Plan year.

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

The end of year requirement does not apply for participants who have terminated due to normal retirement age, death, or disability.  Prior to January 1, 2010, the end of year requirement did not apply for participants who terminated due to early retirement age, which was defined as age 55 and greater than five years of service. Effective January 1, 2010, there is no longer an early retirement provision under the Plan.  Normal retirement is defined as age 65 if you are a participant in the Plan at March 1, 2005.  If you became a participant in the Plan after March 1, 2005, then the normal retirement date is the later of age 65 or the 5th anniversary of your earliest participation date. Prior to January 1, 2010, the entry date for retirement security and transition contributions was March 1, 2005, and each subsequent January 1. Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the retirement security contribution.  Catch-up contributions are also available for participants after they reach 50 years of age before the end of the applicable year.

The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds as well as Corporation common stock.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.  Allocations to the Corporation’s common stock are generally limited to 25% of the applicable account balance.

For the Plan to implement a no-load platform for mutual funds, a black out period began February 14, 2010 and continued through February 23, 2010. During this period, funds could not be applied to the employee-selected mutual funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the no-load platform.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Corporation’s contribution and Plan earnings.  Allocations of Plan earnings are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon.  Vesting in the Corporation’s matching contribution portion of their accounts plus earnings thereon is based on years of credited service.  A participant is fully vested in the matching contribution portion of their account after five years of credited service.  The vesting in the retirement security contribution portion of their account plus earnings is 100% after three years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service.  The nonvested balance is forfeited upon termination of service.  Forfeitures are used to reduce the Corporation’s contribution or to pay reasonable administrative expenses of the Plan.

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Payment of Benefits

Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts.  Withdrawals other than for termination are permitted under circumstances provided by the Plan. Plan assets included amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid. Plan assets include approximately $0 and $27,700, which were allocated to these accounts at December 31, 2010 and 2009, respectively.

Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $0 and $3,140 respectively. These accounts will be used to reduce future employer contributions. Also, in 2010 and 2009, employer contributions were reduced by approximately $78,400 and $79,300, respectively, from forfeited nonvested accounts.

Notes Receivable From Participants

Effective January 1, 2010, the Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.

Prior to January 1, 2010, new loans were not allowed by the Plan. The participant loan balances were acquired from merged plans in March 1, 2005.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan Document.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Mutual funds are valued at the net asset value of shares held by the Plan at year end.  Investment in the Corporation’s common stock is valued at the quoted market price on the last business day of the plan year.  The Plan’s interest in the collective investment fund (Federated Capital Preservation Fund) is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan obtained its latest determination letter on August 6, 2010 (previously September 7, 2001), in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or no-U.S. income tax examinations by tax authorities for years before 2007.

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

Reclassifications

Certain reclassifications have been made to the 2009 financial statement to conform to the 2010 financial statement presentation. These reclassification had no effect on changes in net assets available for benefits

Note 3:	Investments

At December 31, 2010, the Plan’s investments are held by Fidelity and the Corporation.  The Federated Capital Preservation Fund included in Plan assets may be subject to withdrawal charges upon contract termination.  Crediting interest rates on the guaranteed interest portion of the investment contract are determined by the issuer.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2010
	Net Appreciation	Fair Value
	in Fair Value	at End
	During Year	Of Year

Common Stock	$335,315	$1,070,093
Mutual Funds	5,115,094	46,048,029
Collective Investment Fund	-	3,383,610
Money Market Fund	-	4,037,108

	$5,450,409	$54,538,840

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

	2009
	Net Appreciation
	(Depreciation)	Fair Value
	in Fair Value	at End
	During Year	Of Year

Common Stock	$(999,199)	$533,127
Mutual Funds	7,369,060	37,625,582
Collective Investment Fund		2,993,325
Money Market Fund		4,545,153

	$6,369,861	$45,697,187

Interest and dividends realized on the Plan’s investments for the years ended 2010 and 2009 were $997,839 and $844,214, respectively.

 The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

	2010	2009
American Funds Amcap Fund	$5,274,854	$4,652,710
Federated Capital Preservation Fund	3,383,610	2,993,325
Federated Government Obligations Fund	4,037,108	4,545,153
Franklin Small Cap Value Fund	3,422,814	2,704,539
Goldman Sachs Mid Cap Equity Fund	4,018,797	3,164,450
MFS Value Fund	4,587,146	4,100,383
PIMCO Total Return Fund	4,305,599	3,646,236

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 4:	Disclosures About Fair Value of Assets and Liabilities

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell as asset in an orderly transaction between market participants at the measurement date. Topic 820 also specified a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be sued to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.  The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock, mutual funds and a money market fund.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include a collective investment fund.  The inputs used to determine fair value of Level 2 investments may include market quotations or price, reported trades, broker/dealer quotes, bids and offers of the underlying investments obtained from external appraisals, independent pricing sources and market research publications. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. There are no Level 3 securities held by the Plan.

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following table presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010:

		2010
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$1,070,093	$1,070,093
Mutual Funds
Bonds	8,798,359	8,798,359
Broad Market	33,665	33,665
Emerging Market	51,837	51,837
International Equities	4,102,199	4,102,199
Large Cap Equities	14,257,516	14,257,516
Lifecycle Funds	5,074,609	5,074,609
Mid-Cap Equities	7,328,526	7,328,526
Real Estate	644,246	644,246
Small-Cap Equities	5,757,072	5,757,072
	46,048,029	46,048,029
Money Market Fund	4,037,108	4,037,108
Collective Investment Fund	3,383,610		3,383,610
	$54,538,840	$51,155,230	$3,383,610	$-

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

		2009
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$533,127	$533,127
Mutual Funds
Bonds	7,574,154	7,574,154
International Equities	3,592,822	3,592,822
Large Cap Equities	12,518,108	12,518,108
Lifecycle Funds	3,499,312	3,499,312
Mid-Cap Equities	5,542,169	5,542,169
Real Estate	495,597	495,597
Small-Cap Equities	4,403,420	4,403,420
	37,625,582	37,625,582
Money Market Fund	4,545,153	4,545,153
Collective Investment Fund	2,993,325		2,993,325
	$45,697,187	$42,703,862	$2,993,325	$-

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

The Plan invests in First Merchants Corporation common stock.  Activity at fair value was as follows:

First Merchants
Corporation
Common Stock

Balance, January 1, 2009	1,293,563
Changes	(760,436)

Balance, December 31, 2009	533,127
Changes	536,966

Balance, December 31, 2010	1,070,093

The Corporation provides certain administrative services at no cost to the Plan.

Note 6:	Nonexempt Transactions

Defined-contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer. Contributions of $150 were not remitted within the required time period for the year ended December 31, 2009. These contributions were remitted during the December 31, 2010 Plan year.

Note 7:	Plan Amendments

Effective January 1, 2010, an employee hire or rehired on or after January 1, 2010, will not be eligible for employer contributions other than the employer matching contributions.  Also effective January 1, 2010, participant loans will be allowed by the Plan and early retirement termination allocation of contributions will not apply.

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 8:	Risks and Uncertainties

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The current protracted economic decline continues to present retirement plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 9:	Differences between Financial Statements and Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting participant loans as an investment in the Form 5500 and as a note receivable in the accompanying statements of net assets available for benefits.

See Notes to Financial Statements

Supplemental Schedule

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Employer Identification Number: 35-1544218     Plan Number: 002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2010

Identity	Relationship	Description	Participant Contributions Transferred late to the Plan	Total That Constitute Nonexempt Prohibited Transactions	Total Fully Corrected Under Voluntary Fiduciary Correction Program (VCFP)

First Merchants Corporation	Employer and Sponsor	January 2009 employee deferral was not remitted to the Plan within the required time period established by the DOL. Remitted in April 2010	$150	$8	$-

See Notes to Financial Statements

First Merchants Corporation

Retirement Income and Savings Plan

Employer Identification Number: 35-1544218     Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

	(c)
(a)(b)	Description of
Identity of Issue,	Investment		(d)
Borrower, Lessor or	Including Par or		Current
Similar Party	Maturity Value		Value

Common Stock
*First Merchants Corporation	120,778	shares	$1,070,093

Mutual Funds
American Funds AMCAP Fund	283,900	shares	5,274,854
American Funds Capital World Bond	29,543	shares	602,964
American Funds Europacific Fund	28,752	shares	1,168,191
American High Income Trust Fund	113,268	shares	1,276,525
Blackrock Small Cap Growth Fund	84,082	shares	1,095,590
Federated Intercontinental Fund	683	shares	33,665
Federated International Small-Mid Cap Opportunity Fund	24,678	shares	850,155
Federated U.S. Government Fund	213,151	shares	2,502,394
Fidelity Advisor Diversified Fund	57,562	shares	915,816
Fidelity Advisor Emerging Markets Fund	2,131	shares	51,837
Fidelity Advisor Freedom 2010 Fund	34,668	shares	399,031
Fidelity Advisor Freedom 2015 Fund	74,212	shares	890,547
Fidelity Advisor Freedom 2020 Fund	76,567	shares	931,055
Fidelity Advisor Freedom 2025 Fund	37,662	shares	464,745
Fidelity Advisor Freedom 2030 Fund	66,094	shares	758,758
Fidelity Advisor Freedom 2035 Fund	58,383	shares	678,993
Fidelity Advisor Freedom 2040 Fund	44,732	shares	515,315
Fidelity Advisor Freedom 2045 Fund	23,243	shares	222,668
Fidelity Advisor Freedom 2050 Fund	22,640	shares	213,497
Fidelity Advisor Mid Cap Fund	4,312	shares	76,708
First American Equity Index Fund	90,937	shares	1,949,694
First American Mid Cap Growth Fund	42,283	shares	1,687,083
First American Mid Cap Index Fund	119,562	shares	1,545,938
First American Small Cap Index Fund	6,803	shares	72,931
Franklin Small Cap Value Fund	77,299	shares	3,422,814
Goldman Sachs Mid Cap Fund	113,078	shares	4,018,797
Hartford Inflation Plus Fund	9,795	shares	110,877
Invesco Real Estate Fund	30,035	shares	644,246
Invesco Small Cap Equity Fund	95,240	shares	1,165,737
MFS Massachusetts Investors Trust Fund	131,425	shares	2,445,822
MFS Value Fund	202,612	shares	4,587,146
PIMCO Total Return Fund	396,829	shares	4,305,599
Templeton Foreign Fund	169,773	shares	1,168,037
			46,048,029

Collective Investment Fund
Federated Capital Preservation Fund	327,221	units	3,383,610

Money Market Fund
Federated Government Obligation Fund	4,037,108	shares	4,037,108

*Participant Loans	5.0% - 6.0%		1,087,379

			$55,626,219
*Party-in-interest

See Notes to Financial Statements

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Merchants Corporation Retirement Income and Savings Plan
Date: June 23, 2011	/s/ Mark K. Hardwick
Mark K. Hardwick
Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)